April 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: James Giugliano and Rufus Decker

Re:	MarineMax, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2019

Filed December 3, 2019

Form 8-K Filed October 29, 2019

File No. 001-14173

Dear Mr. Giugliano and Mr. Decker:

On behalf of MarineMax, Inc. (“MarineMax”), I am writing in response to the comments set forth in your letter dated March 30, 2020 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with MarineMax’s response to the comment set forth immediately following the comment.

Comment #1

Form 10-K for the Fiscal Year Ended September 30, 2019

Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Impairment of Long-Lived Assets, page F-10

1.

You disclose that you assess impairment of long-lived assets at a regional level because of interdependencies among your locations. Please tell us in detail what these interdependencies are and how they resulted in your conclusion that each region, rather than each location or store, is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Please also tell us the names of the specific regions used for grouping and how you determined them. Refer to FASB ASC 360-10-35-23 through 35-25.

Securities and Exchange Commission

April 7, 2020

Response to Comment #1

The interdependencies among our retail locations for each region primarily result from the dealer agreements with our manufacturers for specific regions and territories, synergies fulfilling customer sales orders, management personnel, marketing, and other shared administrative resources among the regions. Dealer agreements are aligned at the regional level and not at the retail location level. Additionally, our acquisitions over the years into new regions and geographic territories generally include the operations of boat dealers with multiple locations over certain geographic areas. These factors have resulted in identifiable cash flows for each region being largely independent of the cash flows of other regions’ assets and liabilities. We have determined that the regional level is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Based on these interdependencies, our regions are as follows: East Florida, West Florida, North Florida, Florida Northcentral, Carolinas, Georgia, Texas, Oklahoma, New Jersey, New York, Minnesota, Ohio, Missouri, and New England (which consists of Massachusetts, Connecticut, and Rhode Island). We derive a significant amount of our revenue from the state of Florida, as disclosed in our Form 10-K for the Fiscal Year Ended September 30, 2019, and as such, Florida is divided further into separate regions due to its high number of retail locations as compared to other states and geographic areas.

Comment #2

Form 8-K Filed October 29, 2019

Exhibit 99.1, page 3

2.

You present a non-GAAP measures called “adjusted net income” and “adjusted diluted EPS”, which have been adjusted for “unusual items, net”. In future releases, please expand your disclosure to separately quantify each adjustment included in “unusual items, net” and include the other applicable disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please also tell us the consideration you gave to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including presenting the income tax impact attributable to your non-GAAP adjustments as a separate adjustment and disclosing how it was computed.

Response to Comment #2

In future releases, we will expand our disclosure to separately quantify each adjustment included in “unusual items, net” (or other similar line items) and include the other applicable disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, we acknowledge the Staff’s comment regarding Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, and we will present in future releases the income tax impact attributable to each non-GAAP adjustment as a separate adjustment (including disclosure on how such income tax impact was computed).

Securities and Exchange Commission

April 7, 2020

MarineMax believes that the foregoing responds fully to each of the questions in the Staff’s March 30, 2020 Comment Letter. If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (727) 531-1700.

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

CC:	W. Brett McGill, Chief Executive Officer and President, MarineMax, Inc.
Robert J. Grammig, Esq., Holland & Knight LLP
Joseph F. Cannella, Partner, KPMG LLP